Catalyst Paper Corporation
16th Floor, 250 Howe Street
Vancouver, British Columbia
Canada  V6C 3R8

Tel:         604 654 4000
Fax:         604 654 4048

News Release

September 6, 2007

Catalyst appoints Tom Crowley to lead Sales & Marketing

Vancouver, BC– Catalyst Paper Corporation president and chief executive officer Richard Garneau announced the appointment of Tom Crowley as senior vice-president, sales and marketing, effective today.

Mr. Crowley joined the company in 2000 as vice-president and general manager of Catalyst Paper USA’s newsprint division. In 2005, he assumed the role of vice-president and general manager of the specialty paper division.

During his years at Catalyst, he has been instrumental in positioning the company as the preferred supplier with strategic accounts across North America and Asia.

Well respected in the industry, Mr. Crowley brings broad sales and marketing experience to his new role. Before joining Catalyst, he held a number of senior management positions at Abitibi Consolidated, including vice-president international, as well as in the automotive and industrial exports business with Drake America.

Mr. Crowley holds a Master of Business Administration from American Graduate School of International Business (Thunderbird) and Bachelor degrees in Business and Arts (Latin American and Spanish Studies) from Southern Methodist University.

Catalyst is a leading producer of mechanical printing papers in North America, headquartered in Vancouver, British Columbia. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing more than 3,000 people at sites within a 160-kilometre radius on the south coast of BC, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-654-4212